UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
Or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________________________ to ______________________

Commission file number 0-14112

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Jack Henry & Associates, Inc.

663 Highway 60 P.O. Box 807 Monett, Missouri 65708

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1.     Statement of Net Assets Available for Plan Benefits at December 31, 2009 and 2008.

2.     Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2009.

EXHIBIT

23.     Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees (or other
persons who administer the employee benefit
plan) have duly caused this annual report to
be signed on its behalf by the undersigned
hereunto duly authorized.

JACK HENRY & ASSOCIATES, INC.

401(K) RETIREMENT SAVINGS PLAN

By   /s/ Kevin D. Williams

Kevin D. Williams, Chief Financial Officer

Date:   June 29, 2010

Jack Henry & Associates, Inc.
401(k) Retirement Savings Plan

Financial Statements as of December 31,
2009 and 2008 and for the Year Ended
December 31, 2009, Supplemental Schedule
as of December 31, 2009, and Report of
Independent Registered Public Accounting
Firm

JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2009	3

Notes to Financial Statements	4-13

SUPPLEMENTAL SCHEDULE -

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	14

NOTE

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees
Jack Henry & Associates, Inc.
401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

St. Louis, Missouri
June 29, 2010

JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008

ASSETS:
Investments at fair value - participant-directed investments	$178,460,583	$128,797,045
Contributions receivable		110,410

Net assets available for benefits at fair value	178,460,583	128,907,455

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT
VALUE FOR FULLY BENEFIT-RESPONSIVE
INVESTMENT CONTRACTS		116,699

NET ASSETS AVAILABLE FOR BENEFITS	$178,460,583	$129,024,154

See notes to financial statements.

JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

ADDITIONS:
Employer contributions	$8,496,322
Participant contributions	14,863,084
Rollover accounts for new Plan participants	1,334,440
Net appreciation in fair value of investments	28,425,120
Dividends	1,758,803
Interest and other income	941,449
Loan interest	121,745

Total additions	55,940,963

DEDUCTIONS:
Administrative expenses	24,561
Distributions to participants	6,479,973

Total deductions	6,504,534

INCREASE IN NET ASSETS	49,436,429

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year	129,024,154

NET ASSETS AVAILABLE FOR BENEFITS - End of year	$178,460,583

See notes to financial statements.

JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009

1.     DESCRIPTION OF PLAN

The following description of the Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution 401(k) plan covering employees of Jack Henry & Associates, Inc. (the "Company") who have attained the age of 18. To be eligible to receive the Company match and discretionary contribution, employees must complete six months of service. The Company is the Plan Administrator and has appointed a trustee to hold and invest Plan assets. Diversified Investment Advisors was the Plan Recordkeeper and State Street Bank and Trust was the Plan Trustee until April 1, 2009. Effective April 1, 2009, Prudential Retirement Insurance and Annuity Company is the Plan Administrator and Plan Trustee. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions - Participants may contribute up to the maximum contribution allowable under section 401(k) of the Internal Revenue Code (IRC). The Company matches 100% of participant contributions up to a maximum of the lesser of 5% of the participant's annual compensation or $5,000. The total amount that a participant could elect to contribute to the Plan on a pre-tax basis in 2009 could not exceed $16,500. If a participant reached age 50 by December 31, 2009, they were able to contribute an additional $5,500 "catch up" contribution to the Plan on a pre-tax basis.

In addition, the Company may make a discretionary contribution. The amount of the discretionary contribution is determined by the Company. Participants must have 1,000 hours of service during the year to share in any discretionary contributions. There were no discretionary contributions in 2009 or 2008.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions and employer contributions into various investment options offered by the Plan. The Plan currently offers Jack Henry & Associates, Inc. common stock, twenty-two mutual funds, six pooled separate accounts and a guaranteed investment contract ("GIC") (Prudential Retirement Insurance and Annuity Company - Guaranteed Income Fund) as investment options for participants.

Vesting - Participants are vested immediately in their voluntary contributions, the employer's matching contribution and the earnings on these contributions. Vesting in the employer's discretionary portion of their accounts is based on years of continuous service with an employee vesting 20% after two years of service and subsequently vesting 20% each year until becoming fully vested with six years of continuous service.

Participant Loans - Participants may borrow for qualifying reasons as defined in the Plan, from their fund accounts, a minimum amount of $1,000 up to the lesser of (1) $50,000 less the amount of highest outstanding loan balance in the previous 12 months or (2) 50% of their vested account balances. Loan terms range from one to five years unless the loan is to be used to purchase the participant's principal residence, in which case the term may extend beyond five years. The loans are secured by the balance in the participant's account and bear interest at a rate as defined by the Plan (ranging from 3.25% to 11.00% as of December 31, 2009). Principal and interest are paid through payroll deductions.

Payment of Benefits - Upon termination of service due to death, disability, or retirement, a participant/beneficiary may elect to receive a lump-sum amount equal to the value of his or her account as soon as administratively feasible following the date on which a distribution is requested or is otherwise payable. An employee may also elect to receive the value of his or her account in installment payments or have the balance rolled over into an Individual Retirement Account.

Forfeited Accounts - At December 31, 2009 and 2008, forfeited nonvested accounts totaled $43,093 and $43,855, respectively. These accounts will be used first as restoration of participant's forfeitures, then as offset to Plan expenses, then as a reduction to future discretionary contributions. Forfeitures are restored when a participant is rehired and had previously forfeited any fund balance in the discretionary employer contribution source.

2.     SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Administrative Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

Benefits Payable - Benefits are recorded when paid. As of December 31, 2009 and 2008, there were no distributions payable to Plan participants.

Risk and Uncertainties - The Plan utilizes various investment instruments, including common stock, mutual funds, pooled separate accounts and a GIC. Investment securities, in general, are exposed to various risk, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company's common stock is valued at the closing price reported on the NASDAQ on the last business day of the Plan year. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are reported at cost, which approximates fair value.

On April 1, 2009, the plan changed Plan Recordkeepers. In addition to the common stock and mutual fund investments described above, the plan began investing in six pooled separate accounts and a guaranteed investment contract. The units of pooled separate accounts are stated at fair value as determined by the issuer of the account based on the fair value of the underlying investments. Individual participant accounts invested in the pooled separate accounts are maintained on a unit value basis. The Plan's investment contract with Prudential Retirement Insurance and Annuity Company is valued at contract value, which is equal to fair value (see Note 5).

During the Plan year 2008 and the first quarter of 2009, the Plan had a pooled separate account that was considered to be a stable value fund (Diversified Investment Advisors - Managed Stability - Stable 5 Fund) ("Stable 5 Fund") with Transamerica Financial Life Insurance Company ("Transamerica Financial Life"). For the Stable 5 Fund, Transamerica Financial Life maintained the contributions in a pooled separate account, which was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The Stable 5 Fund was included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by Transamerica Financial Life. Contract value represented contributions made under the contract, plus interest credits, less participant withdrawals and administrative expenses. Fair value of the Stable 5 Fund was the net asset value of its underlying investments and contract value is principle plus accrued interest. Individual participant accounts invested in the Stable 5 Fund were maintained on a unit value basis. Participants did not have beneficial ownership in specific underlying securities or other assets in the Stable 5 Fund, but have an interest therein represented by units valued as of the last business day of the period. The Stable 5 Fund earned dividends and interest which were automatically reinvested in additional units. Generally, contributions to and withdrawal payments from the fund were converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts were charged or credited with the number of units properly attributable to each participant.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Basis of Allocation - Investment income and gains or losses on investments are allocated to the participants based on the participant's account balance. Discretionary contributions, if any, are allocated based on the plan document. Unless directed otherwise by participants, employer matching and discretionary contributions are allocated in the same manner as employee contributions.

New Accounting Pronouncements - The Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB's official source of authoritative U.S. generally accepted accounting principles (GAAP) applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (AICPA), the Emerging Issues Task Force (EITF) and other related literature. The FASB also issues Accounting Standards Updates (ASU). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated. ASC 855 is effective for periods ending after June 15, 2009.

In 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP), was issued and later codified into ASC 820, which expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments (see Note 3).

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASU No. 2010-06), which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.

3.     FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2009 and 2008.

In accordance with the update to ASC 820 (originally issued as FSP 157-4), the table below includes the major categorization for debt and equity securities on the basis of the nature and risk of the investments at December 31, 2009.
	Investments at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total

Mutual funds:
Balanced funds	$17,547,418	$-	$-	$17,547,418
Fixed income funds	668,735			668,735
International funds	15,025,856			15,025,856
Domestic stock funds	60,871,735			60,871,735

Total mutual funds	94,113,744	-	-	94,113,744

Common stock - software	29,624,858			29,624,858

Total common stock	29,624,858	-	-	29,624,858

Pooled separate accounts:
Balanced funds		1,209,445		1,209,445
Domestic stock funds		12,100,961		12,100,961
Fixed income funds		12,102,884		12,102,884

Total pooled separate accounts	-	25,413,290	-	25,413,290

Guaranteed Investment Contract		25,120,210		25,120,210

Participant loans			4,188,481	4,188,481

Total investments at fair value	$123,738,602	$50,533,500	$4,188,481	$178,460,583

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:
	Investments at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total

Mutual funds	$86,395,806	$-	$-	$86,395,806
Common stocks	25,070,469			25,070,469
Guaranteed pooled separate account		16,025,648		16,025,648
Participant loans			1,239,002	1,239,002
Funds in General Insurance Account	66,120			66,120

Total investments at fair value	$111,532,395	$16,025,648	$1,239,002	$128,797,045

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the years ended December 31, 2009.
	Level 3 Assets
	Year Ended December 31,

	2009	2008
	Participant Loans

BALANCE - Beginning of year	$1,239,002	$883,303

New loans issued	3,665,769	686,966
Repayments and settlements	(716,290)	(331,267)

BALANCE - End of year	$4,188,481	$1,239,002

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.     INVESTMENTS

The components of the Plan's individual investments which represent 5% or more of the Plan's net assets available for benefits at December 31, 2009 and 2008, were as follows:
	2009	2008

*Common stock - Jack Henry & Associates, Inc.	$29,624,858	$25,070,469
American Funds - Growth Fund	21,329,574	13,579,316
Davis NY Venture A	12,416,512	9,643,500
American Funds - Europac Fund	15,025,856	4,433,154
Blackrock Funds - Blackrock Eq Dividend 1	12,288,608
*Prudential Retirement Insurance and Annuity Company - Core Plus Bond/
PIMCO Fund	12,102,883
*Diversified Investment Advisors - Managed Stability - Stable 5 Fund		16,142,347
*Prudential Retirement Insurance and Annuity Company - Guaranteed Income Fund	25,120,210

* Represents a party-in-interest to the Plan.

During 2009, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated (depreciated), as follows:
*Transamerica Asset Management - Large Cap Value Fund	$(831,022)
*Transamerica Asset Management - International Equity Fund	(561,186)
*Transamerica Asset Management - Midcap Value Fund	(439,538)
*Transamerica Asset Management - Stock Index Fund	(462,788)
*Transamerica Asset Management - Core Bond Fund	(37,431)
*Transamerica Asset Management - Money Market Fund	86
*Diversified Investment Advisors - Managed Stability - Stable 5 Fund	41,103
American Funds - Growth Fund	4,975,451
American Funds - Europac Fund	3,612,643
Baron Funds - Baron Asset Fund	656,656
Diamond Hill - Small Cap Fund	771,922
Hotchkis & Wiley - Large Cap Value Fund	(176,527)
Davis NY Venture A	2,862,398
Pimco Total Return	57,513
Loomis Sayles Funds - Loomis Small Cap Growth Fund	1,205,076
Blackrock Funds - Blackrock Eq Dividend I	2,436,967
JP Morgan Funds - JP Morgan Gov't Bond A	(8,419)
T Rowe Price Funds - T Rowe Blue Chip Fund	271,880
T Rowe Price Funds - T Rowe RA 2005	(645)
T Rowe Price Funds - T Rowe RA 2010	162,803
T Rowe Price Funds - T Rowe RA 2015	21,600
T Rowe Price Funds - T Rowe RA 2020	671,048
T Rowe Price Funds - T Rowe RA 2025	53,842
T Rowe Price Funds - T Rowe RA 2030	1,206,906
T Rowe Price Funds - T Rowe RA 2035	35,678
T Rowe Price Funds - T Rowe RA 2040	1,695,260
T Rowe Price Funds - T Rowe RA 2045	15,136
T Rowe Price Funds - T Rowe RA 2050	9,343
T Rowe Price Funds - T Rowe RA 2055	7,808
T Rowe Price Funds - T Rowe RA Income Fund	202,546
Vanguard Funds - Vanguard Ext Mkt Fund	327,513
*Common stock - Jack Henry & Associates, Inc.	5,263,407
*Prudential Retirement Insurance and Annuity Company - Core Plus Bond / PIMCO Fund	1,224,579
*Prudential Retirement Insurance and Annuity Company - Mid Cap Value/CRM Fund	1,469,793
*Prudential Retirement Insurance and Annuity Company - IFX Long-term Growth Fund (I)	107,310
*Prudential Retirement Insurance and Annuity Company - Dryden S & P 500 Index Fund	1,514,432
*Prudential Retirement Insurance and Annuity Company - IFX Long-term Balanced Fund (I)	19,514
*Prudential Retirement Insurance and Annuity Company - IFX Long-term Conservative Fund (I)	42,463

$28,425,120

* Represents a party-in-interest to the Plan.

5.     INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has a fully benefit-responsive GIC with Prudential Retirement Insurance and Annuity Company ("Insurance Company"). The Insurance Company maintains the contributions in a general account, which is credited with earnings and charged for participant withdrawals and administrative expenses. The GIC is included in the financial statements at fair value which is equal to contract value. The concept of a value other than contract value does not apply to this GIC even upon a discontinuance of the contract in which case contract value would be paid no later than 90 days from the date the sponsor provides notice to discontinue. There are no specific securities in the general account that back the liabilities of this annuity contract and it would be inappropriate to look to the market value of the securities within the insurer's general account to determine a fair value. The insurer owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a six month period. This contract is not a traditional GIC and therefore there are not any cash flows that could be discounted. As a result, the fair value of the GIC is equal to the contract value. Contract value represents contributions made under the contract, plus transfers to the fund and credited interest, less participant withdrawals, transfers out of the fund and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Limitations on the Ability of the GIC to Transact at Contract Value - The GIC does not have any restrictions that impact the ability of the Plan to collect the full contract value. However, the GIC does allow for disbursements to be deferred over a period of time if the value of the disbursements exceeds 10% of the total beginning net assets of the guaranteed income fund pool in which the GIC belongs. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. The Insurance Company may not terminate the contract at any amount less than the contract value.

Average Yields - The Insurance Company is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the Insurance Company, but may not be less than 1.50%. Such interest rates are reviewed on a semi-annual basis for resetting. The crediting rate of the product will be established based on current economic and market conditions, the general interest rate environment, and both the expected and actual experience of a reference portfolio within the issuer's general account. These rates are established without the use of a specific formula.

December 31,
2009
Average yields:
Based on annualized earnings (1)	4%
Based on interest rate credited to participants (2)	4%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

6.     EXEMPT PARTIES-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and an investment contract managed by Diversified Investment Advisors or Prudential Retirement Insurance and Annuity Company. Diversified Investment Advisors was the Plan's Recordkeeper until April 1, 2009 at which time Prudential Retirement Insurance and Annuity Company became the Plan's Recordkeeper. Therefore, these transactions qualify as exempt party-in-interest transactions. In addition, the Plan invests in shares of Company common stock. Jack Henry & Associates, Inc. is the Plan Sponsor, as defined by the Plan, and therefore these transactions qualify as party-in-interest transactions.

During 2009, the Plan received approximately $442,190 in dividends from the Company. In addition, the Company pays certain fees on behalf of the Plan for accounting services.

7.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits from the accompanying financial statements to Form 5500 as of December 31, 2009 and 2008 and for the year ended December 31, 2009:

	2009	2008

Net assets available for benefits per accompanying
Financial statements	$178,460,583	$129,024,154

Plus adjustment from fair value to contract value for
Fully benefit-responsive investment contracts		(116,699)

Net assets available for benefits per Form 5500	$178,460,583	$128,907,455

8.     PLAN TERMINATION

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, employees become 100% vested in any non-vested portion of their accounts.

9.     FEDERAL INCOME TAX STATUS

The Plan was restated to comply with applicable law changes and updates effective December 1, 2008, and an application for an IRS Determination Letter was filed on April 15, 2010. Although the Internal Revenue Service has not yet provided the requested Determination Letter, the plan administrator reasonably believes that the Plan, as restated, is designed and is being operated in compliance with applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

10.   NET ASSET VALUE (NAV) PER SHARE

In accordance with ASU No. 2009-12, the Plan expanded its disclosures to include the category, fair value, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the net asset value per share as of December 31, 2009.

The following table for December 31, 2009, sets forth a summary of the Plan's investments with a reported NAV.
Fair Value Estimated Using Net Asset Value per Share
December 31, 2009

				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value *	Commitment	Frequency	Restrictions	Period

Equity Index Funds (a)	$ 12,100,961	None	Immediate	Up to 30 days if negative cash flow	None

Balanced Funds (b)	1,209,445	None	Immediate	Up to 30 days if negative cash flow	None

Bond Funds (c)	12,102,884	None	Immediate	Up to 30 days if negative cash flow	None

Total	$ 25,413,290

*The fair values of the investments have been estimated using the net asset value of the investment.

(a)

Equity index fund strategies seek to replicate the movements of an index of a specific financial market, such as the Standards & Poors' (S&P) 500 Index or Russell Midcap Value Index, regardless of market conditions.

(b)

The balanced fund strategies seek to consistently outperform its benchmarks over full market cycles. These funds invest in a family of funds comprised of five distinct, multi-asset class, multi-manager investment portfolios, which offer a range of risk/return characteristics. The investment objectives of each of the five funds varies in keeping with the desired risk tolerance and associated asset allocation of the underlying portfolio

(c)

The bond fund strategies seek to exceed the return of the Barclays Capital U.S. Aggregate Bond Index, consistent with preservation of capital by investing in a diversified portfolio of fixed income securities.

******

SUPPLEMENTAL SCHEDULE
JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

Description of Investment	Cost**	Fair Value

American Funds - Europac Fund (398,352 shares)		$ 15,025,856
American Funds - Growth Fund (786,779 shares)		21,329,574
Baron Funds - Baron Asset Fund (66,461 shares)		3,071,182
Davis NY Venture A (400,791 shares)		12,416,512
Diamond Hill - Small Cap Fund (184,613 shares)		3,934,107
Loomis Sayles Funds - Loomis Small Cap Growth Fund (420,419 shares)		5,129,107
Blackrock Funds - Blackrock Eq Dividend I (775,796 shares)		12,288,608
JP Morgan Funds - JP Morgan Gov't Bond A (63,447 shares)		668,735
T Rowe Price Funds - T Rowe Blue Chip Fund (33,882 shares)		1,110,315
T Rowe Price Funds - T Rowe RA 2005 Fund (5,105 shares)		53,293
T Rowe Price Funds - T Rowe RA 2010 Fund (76,124 shares)		1,061,923
T Rowe Price Funds - T Rowe RA 2015 Fund (13,910 shares)		148,416
T Rowe Price Funds - T Rowe RA 2020 Fund (200,027 shares)		2,920,401
T Rowe Price Funds - T Rowe RA 2025 Fund (22,977 shares)		243,787
T Rowe Price Funds - T Rowe RA 2030 Fund (322,987 shares)		4,883,557
T Rowe Price Funds - T Rowe RA 2035 Fund (25,476 shares)		271,320
T Rowe Price Funds - T Rowe RA 2040 Fund (433,720 shares)		6,570,861
T Rowe Price Funds - T Rowe RA 2045 Fund (5,289 shares)		53,423
T Rowe Price Funds - T Rowe RA 2050 Fund (5,251 shares)		44,529
T Rowe Price Funds - T Rowe RA 2055 Fund (7,463 shares)		62,543
T Rowe Price Funds - T Rowe RA Income Fund (101,013 shares)		1,233,366
Vanguard Fund - Vanguard Ext Mkt Fund (48,740 shares)		1,592,329
*Prudential Retirement Insurance and Annuity Company - Core Plus Bond / PIMCO Fund (758,416 shares)		12,102,884
*Prudential Retirement Insurance and Annuity Company - Mid Cap Value/CRM Fund (549,668 shares)		6,400,681
*Prudential Retirement Insurance and Annuity Company - IFX Long-term Growth Fund (I) (86,443 shares)		783,716
*Prudential Retirement Insurance and Annuity Company - IFX Long-term Balanced Fund (I) (12,558 shares)		115,757
*Prudential Retirement Insurance and Annuity Company - FX Long-term Conservative Fund (I) (32,405 shares)		309,972
*Prudential Retirement Insurance and Annuity Company - Dryden S & P 500 Index Fund (79,860 shares)		5,700,280

Mutual fund total		119,527,034

*Prudential Retirement Insurance and Annuity Company - Guaranteed Income Fund		25,120,210

*Common Stock - Jack Henry & Associates, Inc. (1,280,245 shares)		29,624,858

*Notes receivable from participants (interest rate ranging from 3.25% to
11.00%; maturity dates ranging from 2010 to 2021)		4,188,481

TOTAL		$ 178,460,583

* Represents a party-in-interest to the Plan
** Cost information is not required for participant-directed investments and therefore is not included